[redacted]

SECURI 10028213 ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-52135

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Knight Bondpoint, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2859 Paces Ferry Road
(No. and Street)

Atlanta	GA	30339
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel Quall 201-356-1798
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
121

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

STATE OF NEW JERSEY

COUNTY OF HUDSON

We, the undersigned officers of Knight BondPoint, Inc., affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Knight BondPoint, Inc. for the year ended December 31, 2009 are true and correct. We further affirm that neither the Company nor any principal officer or member has any proprietary interest in any account classified solely as that of a customer.

Marshall Nicholson
Managing Director

Joel Quall
Controller

Notary Public

JEAN MARIA CAVALLARI
ID # 2379920
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 11/13/2013

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Stockholder of Knight BondPoint, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Knight BondPoint, Inc. (the "Company") for the period from April 1, 2009 through December 31, 2009, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T during the year ended December 31, 2009. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Assessment payments:

    a. Compared payments of $7,255 reported on item 2B on SIPC-7T page 1 with the respective cash disbursement records obtained from the Company, to the sum of:

        i. Payment of $150 to JPMorgan ACCESS page noting check number 210167 and was posted on January 27, 2009;
        ii. Payment of $7,105 to check number 210347, dated July 28, 2009.

    b. Payment of $14,194 reported on SIPC-7T item 2D to check number 210523 dated January 27, 2010, obtained from the Company.

2. Compared the Total Revenue amount of $8,579,593 reported on the audited Form X-17A-5 less the total revenue for the three month period ended March 31, 2009, with the Total revenue amount of $8,579,593 reported on SIPC-7T page 2, item 2a for the period from April 1, 2009 through December 31, 2009 noting no difference.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

    a. No Additions or Deductions noted on page 2 items 2b and 2c.

PRICEWATERHOUSECOOPERS

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3:

   a. Calculations reflected in Form SIPC-7T:

      i. Recalculated the mathematical accuracy of the amount in the line titled "SIPC Net Operating Revenues" on page 2, line 2d of $8,579,593 noting no difference;

      ii. Recalculated the amount in the line titled "General Assessment @ .0025" on page 2, line 2e of $21,449, noting no difference; and

      iii. Recalculated the amount in the line titled "Assessment due (or overpayment)" on page 1, line 2D of $14,194, noting no difference.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052135 FINRA DEC
KNIGHT BONDPOINT INC 12*12
2859 PACES FERRY RD SE STE 2125
ATLANTA GA 30339-5741

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JOEL QUALL 201-356-1798

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 21,449

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (7,255)

7/24/09
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 14,194

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 14,194

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 14,194

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KNIGHT BONDPOINT INC
(Name of Corporation, Partnership or other organization)

Joel Quall
(Authorized Signature)

Dated the 15th day of JANUARY, 20 10.

CONTROLLER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,579,593
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	–
(2) Net loss from principal transactions in securities in trading accounts.	–
(3) Net loss from principal transactions in commodities in trading accounts.	–
(4) Interest and dividend expense deducted in determining item 2a.	–
(5) Net loss from management of or participation in the underwriting or distribution of securities.	–
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	–
(7) Net loss from securities in investment accounts.	–
Total additions	–
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	–
(2) Revenues from commodity transactions.	–
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	–
(4) Reimbursements for postage in connection with proxy solicitation.	–
(5) Net gain from securities in investment accounts.	–
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	–
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	–
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	–
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ –	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ –	
Enter the greater of line (i) or (ii)	–
Total deductions	–
2d. SIPC Net Operating Revenues	$ 8,579,593
2e. General Assessment @ .0025	$ 21,449 BPI

(to page 1 but not less than $150 minimum)

Knight BondPoint, Inc.
Statement of Financial Condition
December 31, 2009

Knight BondPoint, Inc.
Index
December 31, 2009

	Page(s)
Report of Independent Auditors	1
Statement of Financial Condition	2
Notes to the Statement of Financial Condition	3–6

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Stockholder of
Knight BondPoint, Inc.:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Knight BondPoint, Inc. (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion

PricewaterhouseCoopers LLP

February 26, 2010

Knight BondPoint, Inc.
Statement of Financial Condition
December 31, 2009

(in thousands)

Assets		
Cash and cash equivalents	$	8,633
Commissions and fees receivable		1,196
Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $3,814		1,402
Goodwill		14,167
Intangible assets, less accumulated amortization of $1,733		1,897
Deferred tax asset		5,077
Other assets		177
Total assets	$	32,549
Liabilities and Stockholders' Equity		
Liabilities		
Accrued compensation	$	1,023
Deferred revenue		126
Payable to affiliates		3,047
Accrued expenses and other liabilities		151
Total liabilities		4,347
Commitments and contingent liabilities (Note 5)		
Stockholder's equity		
Common Stock, $0.01 par value; Shares authorized: 10,000; Shares issued: 2,100; Shares outstanding: 2,100		21
Additional paid-in capital		20,254
Retained earnings		7,927
Total stockholder's equity		28,202
Total liabilities and stockholder's equity	$	32,549

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of the Business

Knight BondPoint, Inc., (the "Company") provides electronic access and trade execution services for the retail fixed income market through a neutral secondary marketplace and through the distribution of new issues of fixed income securities. The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Municipal Securities Rulemaking Board. The Company's sole stockholder is ValuBond, Inc. (the "Parent"), whose ultimate parent is Knight Capital Group, Inc. ("KCG").

2. Significant Accounting Policies

Cash and Cash Equivalents
Cash and cash equivalents represent money market accounts, which are payable on demand, or short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Goodwill and Intangible Assets
The Company tests goodwill and intangible assets with an indefinite useful life for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. The Company amortizes other intangible assets on a straight line basis over their useful lives and tests for recoverability whenever events indicate that the carrying amounts may not be recoverable.

Depreciation and Amortization
Fixed assets are depreciated on a straight-line basis over their estimated useful lives of three to seven years. The Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the software over its estimated useful life of three years, commencing at the time the software is placed in service.

Income Taxes
The Company is included in the consolidated federal income tax return filed by KCG. In accordance with KCG's tax sharing agreement with the Company, KCG allocates to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to KCG's consolidated net income or loss. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in the deferred tax liabilities or assets between years.

Effective January 1, 2007 the Company adopted an accounting standard which relates to accounting for uncertainty in income taxes. The Company recognized no material adjustment in the liability for unrecognized income tax benefits as a result of the implementation of this accounting standard.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Subsequent Events
The Company evaluated all activities through the filing date of this Statement of Financial Condition.

3. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements consist of the following:

(in thousands)

Computer hardware and software	$	4,755
Equipment		259
Leasehold improvements		129
Furniture and fixtures		73
		5,216
Less: Accumulated depreciation and amortization		3,814
	$	1,402

4. Goodwill and Intangible Assets

At December 31, 2009, the Company had goodwill and intangible assets of $14.2 million and $1.9 million, respectively, which resulted from the purchase of the Parent by KCG on October 2, 2006.

The intangible assets, which are primarily related to acquired technology, are being amortized over their useful lives, which on average have remaining lives of three years. Goodwill and intangible assets with indefinite useful lives are tested for impairment, annually, or when an event occurs or circumstances change that signify the existence of impairment. As part of the test for impairment, the Company is tested in conjunction with its business segment within KCG. The test considers the profitability, fair value and the overall market value of the Company and its business segment compared to the net book value. In June 2009, the Company tested for the impairment of goodwill and intangible assets with indefinite lives and concluded that there was no impairment. Amortizable intangibles are tested for recoverability whenever events indicate that the carrying amounts may not be recoverable. No such events occurred in 2009 that would indicate that the carrying amounts of the Company's goodwill or intangible assets may not be recoverable.

5. Commitments and Contingent Liabilities

The Company, from time to time, is subject to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, any adverse outcome with regard to these potential matters would not likely have a material adverse effect on the results of operations or the financial position of the Company. As of December 31, 2009, the Company has no outstanding litigation.

6. Significant Customers

The Company considers significant customers to be customers who account for 10% or more of total subscription revenue and commissions. During 2009 there were no customers who were considered significant customers.

7. Employee Benefit Plans

KCG sponsors a 401(k) profit sharing plan (the "Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits.

Certain employees of the Company participate in KCG's stock option and award plans (the "Stock Plans"). The purpose of the Stock Plans is to provide long-term incentive compensation, in the form of KCG stock-related awards, to employees of the Company. Eligible employees receive KCG restricted shares and/or restricted stock units (collectively, "restricted awards") as a portion of their total compensation. The substantial majority of restricted awards generally vest ratably over three years. KCG has the right to fully vest employees in their restricted stock units upon retirement and in certain other circumstances. Restricted awards are otherwise canceled if employment is terminated before the end of the relevant vesting period.

8. Related Party Transactions

Corporate overhead expenses were allocated to the Company by certain affiliates based on direct usage or headcount depending on the source and nature of the expense. This overhead allocation was terminated in April 2009 and replaced with direct allocations of employee time as more fully described within this footnote.

The Company pays two affiliates for allocated accounting, legal, information technology and other support.

The Company pays a monthly rent expense to two affiliates which are based on square-footage and head count.

Payable to affiliates balance represents monies owed to certain affiliates of the Company for management fees and other expenses charged directly to the Company, but paid by the affiliates. These amounts are not charged interest and are repaid upon request. At December 31, 2009 the Company had a balance of $3.0 million of payables to affiliates.

9. Income Taxes

The results of the Company's operations are included in KCG's consolidated U.S. federal income tax return. The results of the Company's operations are also subject to state taxation in various jurisdictions.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company's net deferred tax asset at December 31, 2009 of $5.1 million is on the Statement of Financial Condition. The net deferred tax asset is attributable to net operating losses and differences in the book and tax bases of the Company's intangibles, fixed assets and other assets.

At December 31, 2009, the Company had approximately $32.6 million of U.S. federal net operating loss carryfowards. The Company recorded a related deferred income tax asset of $11.4 million as of December 31, 2009. The Company had previously recorded a valuation allowance for the benefit of these net operating losses as it had considered it to be more likely than not that such losses

would expire unutilized. At December 31, 2009, the Company, based upon the future expectation of profitability and a three year track record of profitability, determined that it was more likely than not that a portion of these net operating losses would be utilized and as such recognized a deferred tax benefit of $5.0 million relating to these net operating losses. As of December 31, 2009, the Company recorded a valuation allowance of $7.0 million which represents the portion of these net operating loss carryforwards that are considered more likely than not to expire unutilized. These carryforwards are subject to annual limitations on utilization and will begin to expire in 2019.

At December 31, 2009, the Company had state net operating loss carryfowards of $29.6 million. The Company recorded a related deferred income tax asset of $1.8 million as of December 31, 2009 and an offsetting valuation allowance as these net operating loss carryforwards are considered more likely than not to remain unutilized. Certain of these carryforwards are subject to annual limitations on utilization and will begin to expire in 2019.

10. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company clears certain agency trades through a clearing broker on a fully disclosed basis. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing broker and the counterparties to those trades. Additionally, pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for all losses that result from a counterparty's failure to fulfill its obligations. The Company has the ability to pursue collection from or performance by the counterparty. The Company's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business. As the right to charge the Company has no maximum amount and applies to all transactions executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2009, the Company has recorded no liabilities with regard to the right.

11. Net Capital Requirement

As a registered broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2009, the Company had net capital of $5.2 million, which was $4.9 million excess of its required net capital of $290,000.

In connection with an ongoing regulatory examination of one of the Company's broker-dealer affiliates, an issue has been identified as to whether a cash balance had been maintained in an acceptable control location within a bank, and therefore whether such balance should be considered an allowable asset in determining net capital of the broker-dealer. As of December 31, 2009, the Company had a balance of $6.3 million in a similar account at the bank. Due to the uncertainty as to the ultimate outcome of the examiner's findings, the Company has closed the account in question and moved the cash balance to a more commonly used control location.